Mail Stop 3561

November 5, 2009

Mr. Richard Chilinski, Chief Financial Officer
Littlefield Corporation
2501 N. Lamar Boulevard
Austin, Texas 78701

      Re: **Littlefield Corporation**
               Form 10-K for the year ended December 31, 2008
               Filed March 31, 2009
               Form 10-Q for the quarter ended June 30, 2009
               Filed August 14, 2009
               File No. 333-92060

Dear Mr. Chilinski:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief